UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 1, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Clearside Biomedical, Inc.

File No. 333-208916 - CF#31287

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Clearside Biomedical, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on January 8, 2016, as amended.

Based on representations by Clearside Biomedical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 23, 2017
Exhibit 10.10	through March 24, 2018
Exhibit 10.11	through March 24, 2018
Exhibit 10.17	through September 15, 2024
Exhibit 10.18	through March 24, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary